Exhibit 12.1
Aspen Insurance Holdings Limited

Computation of Ratio of Earnings to Fixed Charges
and Preference Share Dividends

	Nine Months
	Ended
	September 30,		Twelve Months Ended December 31,
	2010		2009		2008		2007		2006		2005
	($ in millions, except ratios)
Net income before tax	$244.4		$534.7		$140.2		$574.0		$470.4		$(160.4)
Add back interest expense	11.7		15.6		15.6		15.7		16.9		16.2
Pre-tax income before interest expenses	256.1		550.3		155.8		589.7		487.3		(144.2)

Fixed charges	30.5		42.1		50.5		47.5		35.6		16.2

Ratio of earnings to fixed charges and preference share dividends (1)	8.40	x	13.07	x	3.09	x	12.41	x	13.69	x	— (2)

(1)	For purposes of computing these ratios, earnings consist of net income before tax, excluding interest expense. Fixed charges consist of interest expense, and dividends on our perpetual PIERS and our perpetual non-cumulative preference shares grossed up at the effective rate of tax.

(2)	The amount of the deficiency in pre-tax income before interest expenses is $144.2 million for the twelve months ended December 31, 2005.